Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

December 23, 2010

By Edgar and Facsimile

Mr. Jeffrey P. Riedler
Assistant Director (Group 1)
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	Flamel Technologies S.A.
Form 20-F for the year ended December 31, 2009
File No. 000-28508

Dear Mr. Riedler:

On behalf of Flamel Technologies S.A. (the “Company”), we acknowledge the Company’s receipt via facsimile on December 21, 2010 of the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 20, 2010 to Mr. Stephen Willard, Chief Executive Officer (the “Comment Letter”), with respect to the above-captioned Annual Report on Form 20-F for the year ended December 31, 2009 (File No. 000-28508).

The Comment Letter requests a response within ten business days, which would be January 6, 2011 based on receipt of the Comment Letter on December 21, 2010.  Since the Company’s offices, based in France, are effectively closed for the holidays until January 3, 2011, responding by the proposed date will not be practicable due to the difficulty of coordinating internally and with the Company’s accountants and other outside advisors.

Please be advised that the Company intends to submit its response to the Staff’s comments on or before the January 21, 2011, which is ten business days from the date by which a response was originally requested in the Comment Letter.

If you have any questions or concerns, please feel free to contact me at 212-918-8270 or Allen Hicks at 202-637-6420. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Amy Bowerman Freed

Amy Bowerman Freed

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